Mitchell S. Bloom 617.570.1055 mbloom@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 53 State Street Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
August 20, 2007
Via EDGAR and FedEx
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	La Jolla Pharmaceutical Company Registration Statement on Form S-3 Filed August 1, 2007 File No. 333-145009
Ladies and Gentlemen:
     On behalf of La Jolla Pharmaceutical Company (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 9, 2007 relating to the above-referenced registration statement (the “Form S-3”). On behalf of the Company, we are filing herewith Amendment No. 1 to the Form S-3 (the “Amendment”). We will also provide courtesy copies of the Form S-3 marked to show the changes from the initial filing.
     Set forth in italicized print below are the Staff’s comments, as set forth in the August 9, 2007 comment letter, followed by the Company’s responses.
     Where You Can Find More Information and Incorporation by Reference, page 7
1.	Please file a pre-effective amendment to incorporate by reference your form 10-Q filed on August 7, 2007.

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission

     The Company has complied with this request in the Amendment.

Sincerely,
/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:	Dr. Deirdre Y. Gillespie, La Jolla Pharmaceutical Company Ryan A. Murr, Esq.